Profire Energy, Inc.

321 South 1250 West, Suite 1

Lindon, UT 84042

June 22, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:	Profire Energy, Inc.

Registration Statement on Form S-3

File No. 333-225508

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Profire Energy, Inc. (the “Company”), hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 5:00 p.m. Eastern time, on Tuesday, June 26, 2018, or as soon thereafter as practicable.

In connection with this acceleration request, the Company acknowledges the following:

The disclosure in the filing is the responsibility of the Company. The Company acknowledges that comments by the staff of the United States Securities and Exchange Commission (the “Commission”) or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company hereby authorizes Samuel P. Gardiner and Reed W. Topham of Stoel Rives LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Gardiner or Mr. Topham at (801) 328-3131 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

United States Securities and Exchange Commission

June 22, 2018

Very truly yours,

Profire Energy, Inc.

By:	/s/ Ryan Oviatt
Name: Ryan Oviatt
Title: Chief Financial Officer